FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Resolutions of the Annual General Meeting of NBG Shareholders

National Bank of Greece announces that its Annual General Meeting of Shareholders was held today, 2 June 2009, at Megaro Mela, Athens. The Meeting convened with a quorum of 33.91% of the Bank’s paid-up share capital and adopted the following resolutions:

1. Approved, following submission of the Reports of the Board of Directors and the Auditors, the annual financial statements for the financial year 2008, as previously approved by the Bank’s Board of Directors and duly published.

2. Approved the proposal regarding distribution of profit and, specifically, approved the non-payment of dividend to ordinary shareholders, pursuant to Law 3756/2009 and related legal provisions. Approved payment of a total of €74,878,273 to holders of non-voting preference shares issued by virtue of General Meeting of Shareholders resolution dated 15 May 2008, together with corresponding tax amounting to €8,319,808, in accordance with the relevant provisions of the Articles of Association, deriving from profits of previous financial years of the Bank, which have already been taxed. Approved also the granting of a bonus to staff and officers of the Bank, excluding members of the Management, members of the Board of Directors, General Managers and their Deputies, pursuant also to Law 3723/2008 and related legislation, deriving also from profits of previous financial years of the Bank, which have already been taxed.

3. Discharged the members of the Board of Directors and the Auditors of the Bank and of the absorbed P&K Investment Securities S.A. from any liability for indemnity regarding the annual financial statements and management for the financial year 2008 (1 January 2008 – 31 December 2008).

4. Approved the remuneration of the members of the Board of Directors of National Bank and of the absorbed P&K Investment Services S.A. for the business year 2008, pursuant to article 24, paragraph 2 of the Companies Act 2190/1920, as well as the determination of the remuneration, in general, of the Chief Executive Officer, the Deputy Chief Executive Officer and the non-executive members of the Board of Directors through to the 2010 AGM. Approved the remuneration of NBG Board members for the business year 2008 in their capacity as members of the Audit, Corporate Governance and Nominations, Human Resources and Remuneration, and Risk Management Committees, as well as the determination of their remuneration through to the 2010 AGM.

5. Approved participation (pursuant to article 23, paragraph 1 of the Companies Act 2190/1920) of the Bank’s Directors, General Managers and Managers on the Board of Directors or in the Management of NBG Group companies pursuing similar or related business goals.

6. Elected auditors for the audit of the annual, semi-annual and consolidated financial statements of the Bank and its Group for the financial year 2009 from certified auditors Deloitte, Hatzipavlou, Sofianos and Cambanis S.A., and determined their remuneration.

Athens, 2 June 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date: 3rd June, 2009

Chairman - Chief Executive Officer